Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-158220 and 333-240022) on Form S-8 of our report dated June 23, 2021, with respect to the statements of net assets available for benefits as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedules of Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 of DaVita Retirement Savings Plan.
/s/ KPMG LLP
Seattle, Washington
June 23, 2021